Exhibit 12(b)

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Year Ended December 31,
(Dollars in thousands)	June 30, 2010	2009	2008	2007	2006

Earnings (1):
Income before income tax expense	$129,335	$132,541	$205,660	$372,518	$357,108
Fixed charges	142,837	365,516	387,324	430,134	360,708
Preferred stock dividends (4)	—	(28,140)	(4,051)	—	—
Other adjustments (2)	(1,579)	125	(576)	(862)	(1,054)
Total earnings (a)	$270,593	$470,042	$588,357	$801,790	$716,762

Fixed charges (1):
Interest on deposits	$33,885	$122,112	$156,774	$230,625	$195,324
Interest on borrowings	102,980	203,063	213,948	187,221	153,284
Interest portion of rental expense (3)	5,812	11,781	11,850	11,323	10,959
Preferred stock dividends (4)	—	28,140	4,051	—	—
Other adjustments (5)	160	420	701	965	1,141
Total fixed charges (b)	$142,837	$365,516	$387,324	$430,134	$360,708

Ratio of earnings to fixed charges and preferred stock dividends (a/b)	1.89x	1.29x	1.52x	1.86x	1.99x

Earnings, excluding interest on deposits:
Total earnings	$270,593	$470,042	$588,357	$801,790	$716,762
Less interest on deposits	33,885	122,112	156,774	230,625	195,324
Total earnings excluding interest on deposits (c)	$236,708	$347,930	$431,583	$571,165	$521,438

Fixed charges, excluding interest on deposits:
Total fixed charges	$142,837	$365,516	$387,324	$430,134	$360,708
Less interest on deposits	33,885	122,112	156,774	230,625	195,324
Total fixed charges, excluding interest on deposits (d)	$108,952	$243,404	$230,550	$199,509	$165,384

Ratio of earnings to fixed charges and preferred stock dividends, excluding interest on deposits (c/d) (6)	2.17x	1.43x	1.87x	2.86x	3.15x

(1)                    As defined in Item 503 (d) of Regulation S-K

(2)                    For purposes of the “earnings” computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)                    The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)                    Preferred stock dividends represents the pretax earnings that would be required to cover such dividend requirements.

(5)                    For purposes of the “fixed charges” computation, other adjustments include capitalized interest costs.

(6)                    The ratio of earning to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.